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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            Harvey Electronics, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                   417660-10-7
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                                 (CUSIP Number)


                                 Bruce Goldsmith
                              Bruce Goldsmith Inc.
                              111 North Beach Road
                              Hobe Sound, FL 33455
                            Telephone: (561) 546-2569
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 18, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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Schedule 13D                                                   Page 2 of 6 Pages

CUSIP No. 417660-10-7
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         1.   Names of Reporting Persons.

               I.R.S. Identification Nos. of above persons (entities only).


              Bruce Goldsmith Inc.
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         2.   Check the Appropriate Box if a Member of a Group*

              (a) / /

              (b) / /
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         3.   SEC Use Only
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         4.   Source of Funds*

              WC
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         5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
              Items 2(d) or 2(e) / /
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         6.   Citizenship or Place of Organization

              Florida
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Number of Shares
Beneficially       7.       Sole Voting Power:
Owned by Each
Reporting Person            186,030
With
                   -------------------------------------------------------------
                   8.       Shared Voting Power:

                            0
                   -------------------------------------------------------------
                   9.       Sole Dispositive Power:

                            186,030
                   -------------------------------------------------------------
                   10.      Shared Dispositive Power:

                            0
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         11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
              186,030
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         12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
              Shares* / /
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         13.  Percent of Class Represented by Amount in Row (11):

              5.7% (1)
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         14.  Type of Reporting Person*

              CO
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(1)      Based on 3,282,833 shares of the Issuer outstanding as of
         September 4, 2001.

 * SEE INSTRUCTIONS BEFORE FILLING OUT!


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Schedule 13D                                                   Page 3 of 6 Pages


ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock of Harvey Electronics, Inc., a New York corporation (the "Issuer"). The principal executive offices of the Issuer are located at 205 Chubb Avenue, Lyndhurst, New Jersey 07071.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by Bruce Goldsmith Inc., a Florida corporation ("BGI"). The principal business of BGI is the trading of securities of, for and by Bruce Goldsmith. The principal business and offices of BGI are located at 111 North Beach Road, Hobe Sound, FL 33455.

         Bruce Goldsmith controls BGI and is its sole director and officer.
Mr. Goldsmith's principal business address is 111 North Beach Road, Hobe Sound, FL 33455. Mr. Goldsmith is in the business of trading securities for BGI.
Mr. Goldsmith is a citizen of the United States.

         During the last five years, neither BGI nor Mr. Goldsmith have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Between the period of June 5, 2001 and December 19, 2001, BGI purchased 186,030 shares of common stock in open market transactions for an aggregate purchase price of approximately $233,353.90 out of working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

         The securities of the Issuer were acquired for investment purposes. However, BGI may at any time determine to dispose of some or all of the securities. Any decision by BGI to dispose of some or all of the securities will depend on numerous factors, including, without limitation, the price of shares of common stock of the Issuer, the terms and conditions relating to their sale, the prospects and profitability of the Issuer, other business and investment alternatives of BGI, and general economic and market conditions.

         Except as set forth above, neither BGI nor Mr. Goldsmith has any current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.


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Schedule 13D                                                   Page 4 of 6 Pages


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of December 19, 2001, BGI beneficially owns 186,030 shares (5.7%) of the Issuer's common stock, based upon the outstanding 3,282,833 shares of the Issuer's common stock reported in its Quarterly Report on Form 10-QSB for the quarterly period ended July 28, 2001.

         (b) As of December 19, 2001, BGI has the sole voting and dispositive power with respect to 186,030 shares of the Issuer's common stock. BGI does not share any voting or dispositive power with respect to the Issuer's common stock.

         (c) During the last 60 days, BGI has engaged in the following open market transactions:

   TRANSACTION          QUANTITY       TRADE DATE   PRICE PER SHARE

      Purchase             3,000         11/19/01             $1.04

      Purchase             3,000         11/27/01             $1.11

      Purchase             2,000         11/27/01             $1.11

      Purchase             3,000         11/27/01             $1.15

      Purchase             2,000         11/27/01             $1.11

      Purchase               100         11/28/01             $1.12

      Purchase               730         11/29/01             $1.13

      Purchase             2,000         11/30/01             $1.15

      Purchase             4,700         12/18/01             $1.30

      Purchase               300         12/18/01             $1.29

      Purchase             2,800         12/18/01             $1.21

      Purchase               200         12/18/01             $1.12

      Purchase             1,000         12/18/01             $1.10

      Purchase             2,000         12/18/01             $1.16

      Purchase             3,000         12/18/01             $1.25

      Purchase             2,900         12/18/01             $1.25

      Purchase               100         12/18/01             $1.24

      Purchase             2,000         12/18/01             $1.10

      Purchase             1,000         12/19/01             $1.48

      Purchase             3,000         12/19/01             $1.52

      Purchase             2,000         12/19/01             $1.51

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Schedule 13D                                                   Page 5 of 6 Pages

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between BGI or Mr. Goldsmith and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.


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Schedule 13D                                                   Page 6 of 6 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:        DECEMBER 28, 2001
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                                              BRUCE GOLDSMITH INC.

                                              By:    /s/  Bruce Goldsmith
                                                 -------------------------
                                              Name:       Bruce Goldsmith
                                              Title:      President and Director